OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response . . . 12.00

SECURIT] 05036622 [SSION

SEC FILE NUMBER
8-44243

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 25 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2004** (MM/DD/YY) AND ENDING **12/31//04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Waterstone Financial Group, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Park Boulevard, Suite 800
(No. and Street)

Itasca (City) **Illinois** (State) **60143-2645** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas A. Hopkins **630-250-7000** (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson Avenue (Address) **Chicago** (City) **IL** (State) **60601** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

WATERSTONE FINANCIAL GROUP, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

OATH OR AFFIRMATION

I, Thomas A. Hopkins, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Waterstone Financial Group, Inc. (the "Company") for the period ended December 31, 2004 are true and correct. I further swear that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Thomas A. Hopkins
Signature

2/22/05
Date

Chairman
Title

Subscribed and sworn to before me this 22nd day of Feb, 2005.

Barbara A Cummings
Notary Public

OFFICIAL SEAL
BARBARA A CUMMINGS
Notary Public - State of Illinois
My Commission Expires Jul 18, 2006

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Waterstone Financial Group, Inc.:

We have audited the following financial statements of Waterstone Financial Group, Inc. (the "Company") as of and for the year ended December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Waterstone Financial Group, Inc. as of December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 22, 2005

WATERSTONE FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CASH AND CASH EQUIVALENTS	$ 3,167,858
CERTIFICATES OF DEPOSIT	210,000
COMMISSIONS RECEIVABLE—Net	2,590,653
PROPERTY—Net	212,608
GOODWILL	3,446,938
INTANGIBLE ASSETS—Sales agreements, less accumulated amortization of $117,500	32,500
OTHER ASSETS	91,529
TOTAL	$ 9,752,086

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Commissions payable	$ 2,558,182
Accounts payable	20,598
Accrued liabilities	99,994
Income taxes payable	173,409
Deferred tax liability	241,455
Other liabilities	222,767
Total liabilities	3,316,405
COMMITMENTS AND CONTINGENCIES (Note 12):	
Subordinated borrowings	500,000
STOCKHOLDERS' EQUITY:	
Common stock— $1 par value; 100,000 shares authorized; 3,217 issued and oustanding	3,217
Additional paid-in capital	4,398,862
Retained earnings	1,533,602
Total stockholders' equity	5,935,681
TOTAL	$ 9,752,086

See notes to financial statements.

WATERSTONE FINANCIAL GROUP, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

REVENUE:	
Commissions and fees:	
Variable products	$ 17,379,541
Mutual funds	14,677,356
Advisory fees	2,831,150
Introducing broker	2,638,294
Direct participation	1,231,402
Other commissions	1,277,752
Total commissions and fees	40,035,495
Interest	363,450
Other revenue	1,459,455
Total revenue	41,858,400
OPERATING EXPENSES:	
Commissions	35,068,595
Advisory fees	338,813
Employee compensation and benefits	2,750,742
General and administrative	799,212
Professional services	392,373
Marketing expenses	375,558
Rent and other facility expenses	204,345
Depreciation and amortization	69,958
Interest	36,886
Other	43,096
Total operating expenses	40,079,578
INCOME BEFORE PROVISION FOR INCOME TAXES	1,778,822
PROVISION FOR INCOME TAXES	748,088
NET INCOME	$ 1,030,734

See notes to financial statements.

WATERSTONE FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	Capital Stock		Additional	Retained	
	Shares	Amount	Paid-in Capital	Earnings	Total
BALANCES—January 1, 2004	3,217	$ 3,217	$ 4,398,862	$ 502,868	$ 4,904,947
Net income				1,030,734	1,030,734
BALANCES—December 31, 2004	3,217	$ 3,217	$ 4,398,862	$ 1,533,602	$ 5,935,681

See notes to financial statements.

WATERSTONE FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2004

SUBORDINATED BORROWINGS—January 1, 2004	$ 500,000
INCREASES:	
None	
DECREASES:	
None	
SUBORDINATED BORROWINGS—December 31, 2004	$ 500,000

See notes to financial statements.

WATERSTONE FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,030,734
Adjustments to reconcile net income to net cash flows provided by operating activities:	
Depreciation and amortization	69,958
Loss on disposal of property	16,655
Deferred income taxes	129,957
Changes in assets and liabilities:	
Commissions receivable—net	(596,799)
Other assets	(12,368)
Commisions payable	871,044
Accounts payable	12,625
Accrued liabilities	41,022
Income taxes payable	85,736
Other liabilities	96,377
Net cash flows provided by operating activities	1,744,941
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property	(19,390)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,725,551
CASH AND CASH EQUIVALENTS—Beginning of year	1,442,307
CASH AND CASH EQUIVALENTS—End of year	$ 3,167,858
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
CASH PAID FOR INTEREST	$ 36,886
CASH PAID FOR INCOME TAXES	$ 501,541

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Waterstone Financial Group, Inc. (the "Company"), an Illinois corporation, was incorporated on January 24, 1979. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. The Company is licensed to do business in most states in the United States of America. The Company engages in the brokerage of mutual funds, life insurance, annuities, stocks and bonds.

In March 2003, Pacific Select Distributors, Inc. ("PSD") became the majority owner of the Company (Note 3). PSD is a wholly owned subsidiary of Pacific Life Insurance Company ("Pacific Life").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents—Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Accounts Receivable and Commissions Payable—Accounts receivable primarily represent commissions due to the Company from the sale of financial products. Commissions payable represent amounts due to the Company's sales representatives in connection with the sale of financial products.

Property—Property consists of furniture and equipment, computer equipment, and leasehold improvements. Property is carried at cost and depreciated using the straight line method. This is a change in accounting policy of which the cumulative effect of the change is not material. In the event that facts and circumstances indicate that property may be impaired, an evaluation of recoverability would be performed. Gains and losses from sale of property and equipment are included in revenue. Maintenance and repairs are charged to operations.

Securities Transactions—Securities transactions for the Company's customers are executed and cleared by independent clearing agents on a fully disclosed basis. Customers' securities transactions are reported on a settlement date basis with related commission revenue and expenses reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Direct Mutual Fund and Insurance Contracts—Commission revenue and expense related to customers' mutual fund and insurance investments transacted directly with investment companies and insurance companies are recorded on an accrual basis and are included in commissions and fees revenues and commissions expenses in the financial statements.

Income Taxes—Deferred income taxes are provided on elements of income that are recognized for financial accounting purposes in periods different from the period such items are recognized for income tax purposes. The principal element of deferred income taxes relates to differing accounting and tax treatment for amortization of goodwill.

Goodwill—Goodwill relates to the excess of cost over the fair market value of assets purchased by the Company from Dreher & Associates, Inc. Dreher Insurance Services, Inc. and Integrated Financial Services, Inc. on October 17, 2002. Goodwill is tested for impairment annually. Goodwill as of December 31, 2004 was not considered impaired.

Intangible Assets—Intangible assets comprise general agency sales agreements with various major insurance companies acquired in 2001. Intangible assets are amortized over 5 years on a straight-line basis.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. EQUITY INVESTMENT

On October 17, 2002, PSD received 1,000 shares of the Company stock in exchange for its investment of $3,500,000. On March 7, 2003, PSD purchased an additional 1,000 shares common stock of the Company for $750,000. After this purchase, PSD owns approximately 62% of the total outstanding shares. Provisions of PSD's stock purchase agreement provide PSD with the ability to acquire all outstanding shares at various future dates and at various prices based on the Company's performance.

4. PROPERTY

Property is comprised of the following at December 31, 2004:

Furniture and equipment	$ 409,295
Computer equipment	201,490
Leasehold improvements	15,431
Total	626,216
Less accumulated depreciation	(413,608)
Property—net	$ 212,608

5. PROFIT-SHARING PLAN

The Company sponsors a profit-sharing plan covering substantially all employees. Contributions are determined annually at the discretion of management. There was no contribution for the year ended December 31, 2004.

6. INVESTMENTS IN CERTIFICATE OF DEPOSIT

The Company has invested in short-term certificates of deposit totaling $210,000 at December 31, 2004. The certificates of deposit are carried at cost, which approximates fair value. The certificates of deposit bear interest at market rates.

7. CONSULTING AGREEMENT

The Company has entered into a consulting agreement with James A. Dreher for a two-year period commencing October 17, 2002. Under terms of the agreement, the Company is obligated to make monthly payments of $2,000 to Mr. Dreher. The Company recorded an expense of $20,000 for the year ended December 31, 2004 related to this agreement, which expired October 17, 2004.

8. IRREVOCABLE STANDBY LETTER OF CREDIT

The Company has a $25,000 irrevocable standby letter of credit with US Bank for the benefit of its landlord which is being held as a rent security deposit. As of December 31, 2004, the Company's landlord had not drawn funds against this letter of credit.

9. INCOME TAXES

As of December 31, 2004, the Company had a deferred tax liability of $241,455. The deferred tax liability relates to goodwill which is amortized for tax, but not for financial statement purposes.

The components of the provision for income taxes for the year ended December 31, 2004 are as follows:

Current:	
Federal	$ 496,738
State	121,393
Total current	618,131
Deferred:	
Federal	105,518
State	24,439
Total deferred	129,957
Total provision for income taxes	$ 748,088

A reconciliation of income taxes at the federal statutory rate to the provision for income taxes for the year ended December 31, 2004 is as follows:

Federal statutory rate	$ 604,799	34.00 %
State income taxes—net of federal income tax benefit	129,854	7.30
Other	13,435	0.76
Total provision for income taxes and effective tax rate	$ 748,088	42.06 %

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net regulatory capital of $2,646,605, which was $2,425,511 in excess of its required net capital of $221,094. At December 31, 2004, the Company's ratio of aggregate indebtedness to net capital was 1.25 to 1.

The Company has entered into a written agreement with its clearing firm which requires the clearing firm to perform Proprietary Accounts of Introducing Brokers ("PAIB") reserve computation with regard to all the assets of the Company held by the clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

11. RELATED-PARTY TRANSACTIONS

In the ordinary course of business, the Company has transactions with Pacific Life. The more significant transactions are related to commission revenue from Pacific Life of $2,396,594 for the year ended December 31, 2004.

The Company has a note receivable due from a registered representative for $24,053. The Company also has $17,920 in other receivables due from registered representatives.

Heritage Capital Management, a related party due to common management, performs advisory services for customers of the Company. Heritage Capital Management remits to the Company its share of revenues, less expenses, for these services performed per an agreement between the parties. Current year's income from Heritage Capital Management totaled $32,791.

12. COMMITMENTS AND CONTINGENCIES

Subordinated Borrowings—Contemporaneously with the purchase of 1,000 shares of the Company on October 17, 2002 by PSD (Note 3), the Company received a subordinated loan from PSD in the amount of $500,000. Per an amendment, approved by NASD on October 13, 2004, the loan bears interest at prime plus 2% per annum and is due on October 31, 2006.

The subordinated loan agreement is in the form prescribed by the *NASD—Subordinated Loan Agreement for Equity Capital*, form SL-5. Under this agreement, the loan is subordinated to all claims of other present or future creditors of the Company arising out of any matter occurring prior to the date the obligation matures, except for claims which are subject of subordination agreements which rank it on the same priority or are junior to the claim of the Lender under such subordination agreement. The agreement also contains restrictions on payments and repayments of amounts due under the obligation, as well as restrictions on the withdrawal of equity capital. As of December 31, 2004 the outstanding balance was $500,000.

Financial Instruments with Off-Balance-Sheet Credit Risk—As a securities broker, the Company is engaged in buying and selling securities for a diverse group of customers including financial institutions. The Company introduces these customer transactions for clearance through independent clearing agents on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile

trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Company and its clearing agents provide that the Company is obligated to assume any exposure related to such nonperformance by the Company's customers. The Company monitors its customer activity by reviewing information it receives from its clearing agents on a daily basis, and seeks to control the aforementioned risks by requiring the registered representatives to compensate the Company for nonperformance by the customer.

In March 2003, after examination of a number of broker-dealers, the SEC, NASD and the New York Stock Exchange ("NYSE") issued a joint report indicating that many securities firms failed in certain instances to provide breakpoint discounts in connection with eligible mutual fund sales. Following that report, the NASD required certain member firms, including the Company, to conduct self assessments of whether the firms had provided appropriate breakpoint discounts to customers and report the results to the NASD. The NASD subsequently ordered 450 firms, including the Company, to send a letter to clients that purchased front-end sales load mutual funds between January 1, 1999 and November 3, 2003, notifying them that they may be entitled to a refund. These letters were mailed in January 2004. The Company has established a reserve for estimated claims of $16,972 for customers who purchased mutual funds during the notice period.

The Company has provided a guarantee to their clearing brokers. Under the agreement, the Company has agreed to indemnify the clearing brokers for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

Legal Matters—In the normal course of operations, various legal actions are brought and are pending against the Company. Any liability with regards to these actions have been included in other liabilities as of December 31, 2004. In the opinion of the Company's management, based on the advice received from counsel, these matters are expected to be resolved with no material adverse effect on the Company's financial condition or results of operations.

Operating Leases—In November 2002, the Company entered into a lease agreement for office space in Itasca, Illinois effective December 1, 2002 to October 31, 2012. The following are future minimum lease obligations on the Company's office leases:

Year Ending December 31	**Amount**
2005	$ 272,268
2006	276,962
2007	301,474
2008	307,728
2009	313,990
Thereafter	923,204
Total	$ 2,395,626

Rent expense was $282,361 for the year ended December 31, 2004. In addition, the Company received $97,742 in sublease rent income from various tenants, most of which were on month-to-month lease agreements.

* * * * * *

WATERSTONE FINANCIAL GROUP, INC.

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

STOCKHOLDERS' EQUITY	$ 5,935,681
ADD:	
Subordinated borrowings allowable in computation of net capital	500,000
Total capital and allowable subordinated borrowings	6,435,681
DEDUCT NONALLOWABLE ASSETS:	
Other	5,501
Property—net	212,608
Goodwill	3,446,938
Other assets	124,029
Total nonallowable assets	3,789,076
NET CAPITAL	$ 2,646,605
AMOUNTS INCLUDED IN TOTAL LIABILITIES WHICH REPRESENT AGGREGATE INDEBTEDNESS:	
Commissions payable	$ 2,558,182
Accounts payable, accrued liabilities, and other liabilities	758,223
Total aggregate indebtedness	$ 3,316,405
CAPITAL REQUIREMENT:	
Minimum requirement (greater of $50,000 or 6-2/3% of aggregate indebtedness)	$ 221,094
Net capital in excess of requirement	2,425,511
NET CAPITAL	$ 2,646,605
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.25 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA FORM X-17A-5 AS OF DECEMBER 31, 2004):	
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 2,641,763
Adjustment to commissions receivable	94,856
Adjustment to professional services	(30,000)
Adjustment to general and administrative	(15,879)
Adjustment to income taxes payable	(40,755)
Adjustment to deferred tax liability	(3,380)
NET CAPITAL PER ABOVE	$ 2,646,605

WATERSTONE FINANCIAL GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 YEAR ENDED DECEMBER 31, 2004

The Company claims exemption from Rule 15c3-3 under Section (k)(2)(ii), as all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

(Concluded)

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

February 22, 2005

Waterstone Financial Group, Inc.
500 Park Boulevard, Suite 800
Itasca, Illinois 60143

Dear Sirs:

In planning and performing our audit of the financial statements of Waterstone Financial Group, Inc. (the "Company") for the year ended December 31, 2004, on which we issued our report dated February 22, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the

design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

February 22, 2005